UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

JStone, Inc.

1109 Shadow Ridge Drive

Sebring, FL 33872

(800) 929-3571 ext. 304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

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1	Names of reporting persons JStone, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 346,146 (1)
	8	Shared voting power 0
	9	Sole dispositive power 346,146 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 346,146 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.46% (2)
14	Type of reporting person CO

(1)	Includes 116,384 shares held by Trivergance Diamond Sub, LLC. Pursuant to the terms of a nominee agreement, the Reporting Person has the right direct actions with respect to these shares.
(2)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

CUSIP No. 25272T104	13D	Page 3 of 9

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

Item 2.	Identity and Background

This statement is being filed by JStone, Inc., a New Jersey corporation (the “Reporting Person”).

The principal business address of the Reporting Person is 1109 Shadow Ridge Drive, Sebring, FL 33872.

The Reporting Person is primarily engaged in the business of investing in securities.

Schedule A hereto sets forth information regarding persons referred to in Instruction C to Schedule 13D.

The Reporting Person has not, during the past five years, nor, to the best of the Reporting Person’s knowledge, has the person listed on Schedule A hereto (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is deemed to be a member of a “group,” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5 promulgated thereunder, as a result of being party to the Stockholders Agreement (as defined herein), as more fully described in Items 4 and 5 hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 24, 2013, the Issuer closed the initial public offering (the “IPO”) of an aggregate of 17,825,000 shares of Common Stock at the IPO price of $14.00 per share. In the IPO, the Issuer sold 16,100,000 shares of Common Stock, and Cloobeck Diamond Parent, LLC (“CDP”), in its capacity as a selling stockholder, sold 1,725,000 shares of Common Stock.

Pursuant to an Exchange Agreement, dated as of July 17, 2013 (the “Exchange Agreement”), by and among the Issuer, Diamond Resorts Parent, LLC (“Diamond LLC”) and the members of Diamond LLC party thereto, in connection with, and immediately prior to the closing of, the IPO, (i) the holders of Class A common units of Diamond LLC contributed all of their Class A common units of Diamond LLC to the Issuer in return for an aggregate of 53,697,402 shares of Common Stock, and (ii) the holders of Class B common units of Diamond LLC contributed all of their Class B common units of Diamond LLC to the Issuer in return for an aggregate of 360,465 shares of Common Stock (collectively, the “Exchange”). Immediately following the consummation of the Exchange, Diamond LLC was merged with and into the Issuer, with the Issuer remaining as the surviving entity.

Immediately prior to the Exchange, the Reporting Person held 5.938 Class A common units of Diamond LLC. Upon consummation of the Exchange, the Reporting Person received an aggregate of 229,762 shares of Common Stock in exchange for such Class A common units.

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The summary contained herein of the Exchange Agreement is qualified in their entirety by reference to the full text of such document, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

In connection with the closing of the IPO, the Reporting Person has entered into a Stockholders’ Agreement, dated as of July 17, 2013 (the “Stockholders Agreement”), with other individuals and entities who are now stockholders of the Issuer. The Stockholders Agreement covers an aggregate of 40,119,261 shares of Common Stock, representing approximately 53.2% of the outstanding Common Stock. In addition, CDP and DRP Holdco, LLC (“DRPH”), which beneficially own an aggregate of approximately 22.0% and 15.0%, respectively, of the Common Stock, and are parties to the Stockholders Agreement, entered into a Director Designation Agreement, dated as of July 17, 2013 (the “Director Designation Agreement”), with the Issuer.

Pursuant to the Director Designation Agreement, (i) CDP has the right to designate up to two of the Issuer’s directors, for so long as CDP and its affiliates, collectively, own at least ten percent (10%) of the issued and outstanding shares of Common Stock, and (ii) DRPH has the right to designate up to two of the Issuer’s directors, for so long as DRPH and its affiliates, collectively, own at least ten percent (10%) of the issued and outstanding shares of Common Stock, provided that, in each case, if the board of directors of the Issuer (the “Board”) determines in good faith, after consultation with outside legal counsel, that the nomination of any such designee would constitute a breach of its fiduciary duties to the Issuer’s stockholders, CDP or DRPH, as applicable, must designate another individual (who will also be subject to the same determination by the Board).

Pursuant to the Stockholders Agreement, each of the parties thereto has agreed to cause the shares of Common Stock held by such party to be voted, at any meeting of stockholders of the Issuer called for such purpose, for the individuals nominated by the Board for election to the Board (including those nominees selected by CDP and DRPH pursuant to the Director Designation Agreement). Each of the parties to the Stockholders Agreement has agreed to appoint Stephen J. Cloobeck and David F. Palmer as their proxies and attorneys-in-fact to vote their shares of Common Stock in the event that they fail to vote in accordance with the provisions of the Stockholders Agreement. In addition, in the event that any party to the Stockholders Agreement transfers any shares of Common Stock to an affiliate, another party to the Stockholders Agreement or an affiliate of another party to the Stockholders Agreement, the transferee will be required to sign a joinder to the Stockholders Agreement.

As a result of the Stockholders Agreement, the parties thereto are deemed to constitute a “group,” for purposes of the Exchange Act, that holds more than 50% of the Common Stock, and the Issuer will therefore qualify as a “controlled company” under the corporate governance rules of the New York Stock Exchange.

In connection with the closing of the IPO, (i) certain parties to the Stockholders Agreement purchased shares of Common Stock in the IPO pursuant to the directed share program established by the underwriters for the IPO, (ii) each member of the Board who is not an officer or employee of the Issuer, or the Chairman or Vice Chairman of the Board (each such individual, a “Non-Officer Director”) was granted shares of restricted common stock for service on the Board, pursuant to the Issuer’s 2013 Incentive Compensation Plan, and (iii) each Non-Officer Director received shares of fully vested Common Stock in lieu of the cash retainer to

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which such Non-Officer Director was otherwise entitled, pursuant to the Non-Officer Director Share Accumulation Program adopted as part of the Issuer’s 2013 Incentive Compensation Plan. Pursuant to the Non-Officer Director Share Accumulation Program, each Non-Officer Director is entitled to elect to utilize all or a portion of his annual retainer fee to acquire shares of Common Stock.

The transactions contemplated by the Stockholders Agreement and the Director Designation Agreement may result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the Board. Furthermore, as a stockholder of the Issuer, on an ongoing basis, the Reporting Person will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase or decrease its ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein, the Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The summaries contained herein of the Stockholders Agreement and the Director Designation Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 2 and 3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own 346,146 shares of Common Stock, representing approximately 0.46% of the Issuer’s outstanding Common Stock (based on 75,447,688 shares of Common Stock outstanding).

(b) The Reporting Person has sole voting power and sole dispositive power with regard to such shares.

The share ownership reported for the Reporting Person does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13D. The Reporting Person is a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement. The Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13D.

(c) No transactions in the Common Stock have been effected by the Reporting Person within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference.

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Each of the Issuer’s officers, directors and principal stockholders (including the Reporting Person) has executed a Lock-Up Agreement (each, a “Lock-Up Agreement” and, collectively, the “Lock-Up Agreements”). Each of the Lock-Up Agreements provides that the party thereto will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after July 18, 2013 (which 180-day period is subject to extension under certain specified conditions).

The Reporting Person is party to that certain Second Amended and Restated Registration Rights Agreement, dated as of July 21, 2011 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to DRPH, stockholders related to Wellington Management Company, LLP and stockholders related to Silver Rock Financial LLC (collectively, the “Demand Rights Investors”) certain demand registration rights that entitle the Demand Rights Investors (subject to certain minimum thresholds for ownership of Common Stock, limitations on the number of demand registrations that can be requested and customary cutbacks) to require that the Issuer register all or part of the shares of Common Stock held by the Demand Rights Investors. In addition, pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to the parties thereto, including the Reporting Person, certain piggyback registration rights with respect to the Common Stock, subject to customary cutbacks.

The Reporting Person is a party to that certain TDS Nominee Agreement, dated as of July 17, 2013 (the “Nominee Agreement”). Pursuant to the Nominee Agreement, Trivergance Diamond Sub, LLC (“TDS”) has agreed to hold shares of Common Stock as nominee for certain beneficial owners, including the Reporting Person (the “Beneficial Owners”). The Beneficial Owners have the right to direct actions with respect to such shares. In addition, pursuant to the Nominee Agreement, the Beneficial Owners have been granted certain preemptive rights to purchase from TDS shares of the Issuer that TDS is afforded the opportunity to purchase.

Descriptions and summaries of the Lock-Up Agreements, the Registration Rights Agreement and the Nominee Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits 4, 5 and 6, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Form of Exchange Agreement (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

2.	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.45 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

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3.	Director Designation Agreement (incorporated by reference to Exhibit 10.44 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

4.	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

5.	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to Diamond Resorts Corporation’s Current Report on Form 8-K filed by the Issuer on July 26, 2011)

6.	Nominee Agreement, dated July 17, 2013.*

7.	Power of Attorney for JStone, Inc. (incorporated by reference to Exhibit A to the Form 3 filed by JStone, Inc. on July 18, 2013)

*	Filed herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013

JSTONE, INC.

/s/ Jared T. Finkelstein, as attorney-in-fact for JStone, Inc.
Jared T. Finkelstein, attorney-in-fact for JStone, Inc.

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Schedule A

Sole Director and Executive Officer of JStone, Inc.

The sole director and officer of JStone, Inc. is Jerry Stone. The address of Mr. Stone’s principal business and/or principal office is 1109 Shadow Ridge Drive, Sebring, FL 33872. Mr. Stone’s principal occupation or employment is serving as President of JStone, Inc. and Managing Director of Trivergance LLC.